AEM SPA

RECEIVED

2007 JUL -2 P 12:24

FICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/160/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 26, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

07024845

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

Encl.

AEM SPA

Amsa

JOINT PRESS RELEASE AEM – AMSA

Merger project of AMSA S.p.a. into AEM S.p.a approved

Market ratio confirmed at 10.07 AEM S.p.a. shares for each AMSA S.p.a share

Milan, 25 June 2007
In keeping with the guidelines of the aggregation project approved last 4 June and in fulfilment of the Protocol Agreement signed on the same date between AEM S.p.a and AMSA S.p.a, the Board of Directors of these two companies today approved the merger project for the incorporation of AMSA S.p.a into AEM S.p.a..

The Board of Directors of both AMSA S.p.a and AEM S.p.a. also delegated their respective Presidents, Mr Giuliano Zuccoli and Dr. Sergio Galimberti, to convoke the Extraordinary Meetings called to approve the merger project, subject to the positive completion of the authorisation procedure set out by the relevant authorities of the Municipality of Milan. The authorisation procedure was finalized with the approval of the merger and completion of the services contract relative to the entrusting of AMSA S.p.a with the management of the collection, waste disposal and street cleaning services for the Municipality of Milan, in line with that established in the aforementioned Protocol Agreement.

The structure of the merger operation has already been explained in the AEM S.p.a. press release dated 4 June 2007.

The finalization of the operation is estimated to take place approximately by end 2007.

In light of the evaluation process results, and taking into account the work carried out by the respective financial consultants, the Board of Directors of both AEM S.p.a. and AMSA S.p.a. also confirmed the market ratio of 10.07 newly issued AEM S.p.a. shares for each AMSA S.p.a. share.

For the purpose and in fulfilment of the merger, AEM S.p.a. is expected to make, for the share swap, an increase in capital for the total sum of Euro 50,494,605.20 and therefore with the issue of a total of 97,105,010 new AEM S.p.a. shares with a nominal value of Euro 0.52 each, which will be allocated to the Municipality of Milan as the single shareholder of AMSA S.p.a..

These preliminary stages of the merger operation are expected to take place simultaneously: (i) the completion of the appointment of the company AMSA S.p.a in relation to the waste collection, street cleaning and waste disposal services (including the wte plants), as well as the stakes held in AMSA 2 S.r.l. and AMSA 3 S.r.l. into a newly established company called "AMSA S.r.l." and (ii) the completion of the split of AMSA S.p.a. with the assignation, in favour of a newly established company called "Milano Immobili e Reti S.r.l." owned 100% by the Municipality of Milan, of some asset endowments that cannot be duplicated for the management of the refuse collection and street cleaning services.

According to the law the merger project of AMSA into AEM, which includes the by-laws of the post-merger company, the reports of the Boards of Directors and the experts instructed to express an opinion on the fairness of the market ratio and the financial accounts for the last three years (supplied with the directors' and auditors' reports) will be submitted to the respective company offices. Furthermore, at least ten days before the Extraordinary Meeting of AEM called to approve the operation, the merger Information Sheet provided for by article 70 of the Issuer Regulations will be submitted and circulated.

The implementation of the operation remains subject to the fulfilment of all the following conditions: 1) the adoption by the relevant municipal authorities, as per the current modalities, timescales and procedures, of the administrative measures necessary for the completion of the operation; 2) the authorization for the operation by the Competition Authority.

For the operation, Citi, JPMorgan and Mediobanca held the position of financial advisor to AEM. Livolsi & Partners held the position of financial advisor to AMSA. The Chiomenti firm held the position of legal advisor to AEM. The Dewey Ballantine firm held the position of legal advisor to ASMA.

For further information:

AEM

Media and Territory - AEM S.p.A. Press Office (Biagio Longo Tel. 02 7720.4582/ 3487775161)

Investors Relations - AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

AMSA

AMSA S.p.A. Press Office (Cristina Stancari Tel. 02 2729.8342/ 335.768 5938)
cristina.stancari@amsa.it
www.amsa.it

AEM AND ASM APPROVE MERGER PLAN

Agreement will see creation of a leading energy operator - Italy's largest local utility with a size comparable to major European players. The merger of ASM into AEM is part of a wider industrial project that will firstly entail the integration of AMSA into AEM. AEM shares will remain listed on the stock market, and the new company will consider further possible aggregations with other sector operators.

Main figures of the combined entity in 2006:
- Revenues: EUR 9.4 billion;
- EBITDA: EUR 1.8 billion
- Stock market capitalisation: approximately EUR 9 billion (21 June 2007; excluding AMSA).

Transaction costs are estimated at EUR 25 million for the period 2007-2010, while, when fully operational, pre-tax synergies should total some EUR 80 million per year and efficiency gains from investment programmes will come in at about EUR 10 million per year.

With the merger, the group will take a new name and will transfer its registered office to Brescia.

Share swap ratio of 1.6 ordinary AEM shares for each ordinary ASM share held is confirmed (i.e. eight newly issued AEM shares for five ordinary ASM shares), while ASM shareholders will receive an extraordinary dividend of EUR 0.11 for each of their shares.

Given this share swap ratio and the guidelines of the operation announced to the market on 4 June 2007, the municipalities of Brescia and Milan will together hold about 55% of the share capital with voting rights, and will stipulate a shareholders' agreement aimed at ensuring they retain stable joint control.

The merger is expected to be completed approximately by the end of 2007.

The combined entity will adopt a two-tier corporate governance model, with a Supervisory Board and a Management Board.

25 June 2007 - As announced to the market on 4 June 2007, the Boards of Directors of AEM, ASM and AMSA today respectively approved the plans to merge AMSA into AEM and subsequently, to merge ASM into AEM. They also requested that their respective Chairmen call extraordinary shareholders' meetings to approve the plans, once the city council of Milan has approved the merger of AMSA into AEM, and once the city councils of Brescia and Milan

have given the go-ahead for the merger of ASM into AEM (taking also into account the special powers given to the municipality of Milan in AEM's by-laws).

The financial situations of the two companies pursuant to art. 2501-*quater* of the Italian Civil Code are shown in the annual reports and accounts of AEM and ASM to 31 December 2006, which were approved by the shareholders' meetings on 26 April 2007 and 20 April 2007 respectively.

Today the groups also requested that the court of Milan appoint an expert to report on the fairness of the share swap ratio, pursuant to art. 2501-*sexies* of the Civil Code.

In accordance with current legislation, copies of the merger plan will be filed at the respective headquarters. The documents include the by-laws of the post-merger company, the reports of the Boards of Directors and the reports of the experts appointed to give their fairness opinion on the share swap ratio, as well as the annual reports and accounts for the last three financial years (including directors' and auditors reports). Moreover, a merger prospectus as required by the Issuer Regulations will be filed and published at least ten days before the shareholders' meetings called to approve the fairness of the share swap ratio.

The operation is expected to be completed approximately by the end of 2007.

Business rationale

The plan to merge AEM and ASM comes in response to developments in the Italian local utilities sectors, which is being gradually opened to competition. As a consequence, a consolidation process is under way that is resulting in a smaller number of larger entities, though retaining high territorial coverage.

Against this backdrop, AEM and ASM agree that this merger has a strong industrial rationale. The merger plan has a number of aims: to reach a critical mass and be able to compete with the other domestic and foreign operators; to strengthen integration both at the top and bottom of the value chain of core activities; to boost contractual power on the free market; and to exploit economies of scale and cost and investment synergies, with a view to improving service quality.

Another aim is to strengthen the local presence of the new company, which operates in Milan, Brescia and Bergamo (these three local municipalities hold the majority shares in AEM and ASM), as well as numerous towns in Lombardy and Emilia Romagna, by continuing to provide important services to local citizens. The new company will be able to focus more strongly on promoting energy-saving initiatives and sustainable development using innovative technologies and appropriate management and business policies.

The combined entity will have a size comparable to major European players, as the joint figures for 2006 show:

- Revenues: EUR 9.4 billion;
- EBITDA: EUR 1.8 billion;
- Stock market capitalisation: approximately EUR 9 billion (21 June 2007; excluding AMSA).

The operating figures put the new company in pole position in Italy in the local utilities sector (2006 figures):

- In power generation the new group has own or directly managed installed power totalling around 3.7 GW. The group boasts efficient plants and a good balance between the various generation sources. Potentially added to these are the plants owned by Endesa Italia's electricity business, which ASM or the combined entity could purchase following the talks currently under way with Endesa Italia and its shareholders, as previously announced;
- Including AMSA, Ecodeco and 50% share of Edison's activities, some 52 billion KWh of electricity were sold (15.7% of the national total). Meanwhile, excluding gas usage for group's thermoelectric production, almost 4.5 billion cubic metres of gas were sold;
- AEM and ASM together distributed around 2.2 billion cubic metres of gas (including 50% of Edison) and 12.1 billion KWh of electricity, a performance behind those of ENI and ENEL, which remain the biggest operators in the gas and electricity sectors;
- In environmental services, the new company is national leader, with 2.9 million tonnes of waste treated and disposed of (including AMSA), and significant plant assets;
- The post-merger company sold over 1.5 TWht of heat, placing it firmly in first place in Italy's district heating business.

Finally, the investments currently under way, and the commercial initiatives launched abroad also through the shareholdings in ATEL and Edison, will act as a launchpad for the new company's expansion abroad.

Synergies

AEM and ASM have together set out the guidelines and objectives of a business plan that is currently being developed in more detail.

As it stands today, the plan envisages pre-tax cost synergies of around EUR 80 million per year coming from the management of the group's energy portfolio, standardising the main operating activities (e.g., centralised purchasing) and integrating joint activities (staff, services, technical co-ordination etc) and efficiency gains from current investment programmes of EUR 10 million per year, when fully operational. Transaction costs have been estimated at approximately EUR 25 million for the period 2007-2010.These figures have already been

announced on 6 June 2007 and are preliminary. They may be improved as the business plan is developed.

Further development opportunities have also been singled out. Further value could be created in the businesses with greatest potential: gas and electricity, environmental services (e.g. waste-to-energy operations and waste disposal/treatment), energy services for the local area (such as district heating and energy management) and in generation from renewable sources.

Procedures and share swap ratio

Under the merger plan, ASM will be incorporated into AEM. The post-merger group will take a new name (yet to be decided) and will transfer its registered office to Brescia.

The swap ratio will be 1.6 ordinary AEM shares for each ordinary ASM share held (i.e. eight newly issued AEM shares with a face value of EUR 0.52 each for five ordinary ASM shares with a face value of EUR 1 each). The calculation of the swap ratio takes account of ordinary dividends already approved and paid out by the two companies. It also includes the distribution by ASM of an extraordinary dividend of EUR 0.11 per share (a total of about EUR 85 million). This will be proposed for approval by ASM's ordinary shareholders' meeting and paid out before the date on which the merger becomes effective, once the merger deed has been signed.

Conditions

The merger plan must be approved by the extraordinary shareholders' meetings of AEM and ASM, and is conditional upon, among other things: the approval of the merger plan by the relevant competition authority; the merger of AMSA into AEM, and the confirmation from Consob that a public purchase offer will not be required.

AEM and ASM reserve the right to withdraw from the transaction should previously unknown circumstances or facts relating to the financial situation and/or earnings outlook of either party come to the attention of the other which could have a heavily significant and unforeseen negative impact on the share swap ratio.

Redemption rights

The merger agreement does not envisage redemption rights for shareholders of either company not supporting the approval of the merger plan.

Shareholders

As announced to the public by the respective Mayors on 4 June 2007, in order to ensure unity and consistency in the management of the post-merger company, the Brescia and Milan municipalities will jointly hold around 55% of the new group's share capital with voting rights.

In addition, they will stipulate a shareholders' agreement governing, among other things, the criteria and procedures for nominating and appointing people to positions of office, and exercising voting rights at shareholders' meetings.

In the by-laws of the new company, the maximum shareholding limit for shareholders other than the municipalities of Brescia and Milan will remain at 5%. The two municipalities will retain joint veto rights over resolutions relating to the termination, sale, merger or split of the company, the transfer of the registered office abroad, any change in the corporate purpose, or changes to the by-laws that would abolish or amend the current veto rights.

Corporate governance

The post-merger company will adopt a two-tier governance model, with a Supervisory Board and a Management Board. The Supervisory Board will comprise 15 members, of whom six will be appointed directly by the municipality of Brescia and another six by the municipality of Milan. The remaining three will be elected by the other shareholders through a voting list system. The Management Board will comprise eight members appointed by the Supervisory Board, based on lists submitted by members of the Supervisory Board.

The corporate governance system will be based on the principle of alternating the top appointments between the two majority shareholders.

Following the input of the Supervisory Board, the Management Board will appoint two Managing Directors, who may be chosen from among the members of the Management Board. The Managing Directors will be given responsibilities and complementary duties by the Management Board.

In particular, one Managing Director will be responsible for the market area and the departments that provide corporate services and perform centralised activities for the departments of the new group and its subsidiaries. The market activities comprise the management, organisation and development of the group's energy portfolio, including buying and selling energy on the markets and scheduling production.

The other Managing Director will be responsible for technical and operational activities, such as those relating to generation, engineering, development and innovation, the distribution of electricity, gas and heat, integrated water services and environmental services.

Within the combined entity, a Strategy and Special Projects Committee will be set up for the first three years. It will comprise the Chairmen and Vice-Chairmen of the Supervisory and Management Boards and the two Managing Directors. It will be headed by the Chairman of the Supervisory Board.

Citi, JP Morgan and Mediobanca are acting as financial advisors to AEM in the operation, while Intesa SanPaolo and Merrill Lynch have been appointed to advise ASM. AEM's legal advisor is Cleary Gottlieb, and Pavesi Gitti Verzoni is acting for ASM.

The by-laws of the new company have been drawn up by the Professor Piergaetano Marchetti.

For further information, please contact:

ASM

Media relations
Alfredo Ghiroldi
T. +39-030-3554590
F. +39-030-3554566
E. aghiroldi@asm.it

Investor Relations
Tommaso Lavegas
T. +39-030-3554784
F. +39-030-3354602
E. tlavegas@asm.it

www.asm.it

AEM

Media and local area - Press office
Biagio Longo
T. +39-02-77204582
M. +39-348-7775161

Investor Relations
Renata Bonfiglio
T. +39-02-77203879
E. ir@aem.it

www.aem.it

AEM SPA

PRESS RELEASE

Renato Ravanelli appointed General Manager of AEM

***

Milan, 25 June 2007 – The AEM S.p.A Board of Directors, under the chairmanship of Mr Giuliano Zuccoli, in today's meeting, has decided to appoint Dr. Renato Ravanelli as General Manager, to whom the responsibility of the merger project with ASM SpA has been entrusted.

Renato Ravanelli is currently executive director and Chief Financial Officer of Edison Spa, he will continue to hold the latter position *ad interim*.

For Further informationPer:
Media and Territory – AEM S.p.A. Press Office (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it www.aem.it

END